HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 6, 2020

HIVE Blockchain Increases Bitcoin Mining Production Immediately with the
Purchase of 1,240 Next Generation Miners While Upgrading its GPU Chips
to Mine Ethereum in the Cloud

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is excited to announce the purchase and immediate hashing of 1,240 MicroBT WhatsMiner M30S miners with an aggregate operating hash power of 113 Petahash per second (PH/s) as it continues to expand its bitcoin mining operations.

The cost for these M30S miners was approximately US$2,715 per unit, or US$3.4 million, financed through the Company’s cash.

New Bitcoin Miners

With the addition of these 1,240 MicroBT WhatsMiner M30S miners, HIVE’s aggregate operating hash rate almost doubles from 116 PH/s to 229 PH/s.

This new equipment, which is already electrified, will be hosted by DMG Blockchain Solutions Inc. (TSX.V:DMGI) (“DMG”) at their facility located at Christina Lake, British Columbia. DMG COO Sheldon Bennett commented "DMG is excited to welcome Hive Blockchain as a client and partner. Hive has continued to demonstrate leadership and vision in the mining industry.”

“The vision of the Company is to achieve an aggregate operating hash power of 1,000 PH/s within the next 12 months,” said Frank Holmes, Interim Executive chairman of HIVE.

As we have mentioned before, the COVID-19 pandemic continues to impact logistics and the supply of miners from Asia. Today’s announcement is part of our continuing strategy to increase our bitcoin mining capacity. HIVE intends to continue utilizing cash flow to make opportunistic investments in next generation mining equipment that can provide positive gross mining margins.

HIVE's miner purchases year to date:

April 2020 - 750 S17+ miners (73 TH/s) were purchased from Bitmain and have been deployed.

June 2020 - 1,090 T17+ miners (58 Th/s) were purchased from Bitmain and have been deployed.

June 2020 - 200 S17e miners (60 TH/s) were purchased through a broker, and because of the production delays that have been experienced by Bitmain we are still awaiting delivery of over half of the miners.

July 2020 – 156 T17 miners (42 TH/s) were purchased through a broker and have been deployed.

Ethereum Mining Update

HIVE continues to be one of the largest publicly traded Ethereum miners in the world. As a result of this substantial footprint, the Company continues to aggressively spend money on upgrading the efficiencies of our GPU chips to mine Ethereum in the cloud.

HIVE mined more than 32,000 Ethereum in the quarter from July 1 to September 30, 2020, based on the Company’s preliminary unaudited results. This represents a significant sequential increase from the approximately 25,000 Ethereum mined in HIVE’s first fiscal quarter ended June 30, 2020, and a more than 50% increase compared to the same period last year.

The increase has been driven by the massive demand for transactions on Ethereum, including by stablecoins and DeFi applications1, which have resulted in record highs in Ethereum transaction fees paid to miners. Many investors are using smart contracts to perform DeFi actions such as staking, pooling, and lending and such investors have been paying higher costs to make sure their transactions go through.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the purchase and deployment of newly purchased mining equipment; achievement of aggregate operating hashpower of 1000 PH/s within the next 12 months; potential further improvements to profitability and efficiency across mining operations; potential for the Company’s long-term growth, and the business goals and objectives of the Company.

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1Sources include: Decrypt: https://decrypt.co/43055/ethereum-transaction-fees-fall-to-lowest-in-49-days-as-defi-craze-subsides

Forbes: https://www.forbes.com/sites/rogerhuang/2020/09/24/defi-gas-inflation-on-ethereum-creates-opportunities-and-

problems/#1e61511a2b0b,Glassnode: https://insights.glassnode.com/defi-spike-ethereum-gas-price/ and HASHR8: https://www.hashr8.com/blog/bitcoin-ethereum-miner-revenue-august-2020

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, a decrease in digital currency pricing, volume of transaction activity or generally, the profitability of digital currency mining; further improvements to profitability and efficiency may not be realized; the Company may not increase its operating hashpower as currently anticipated, or at all; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in digital currency mining (including pricing and volume of current transaction activity); the Company’s ability to expand its operating hashpower; profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.